Edythe C. Katz Assistant Corporate Secretary Assistant General Counsel

999 Corporate Boulevard, Suite 300

Linthicum Heights, MD 21090-2227

August 14, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attn: Donna Levy

Re:	Foundation Coal Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed February 29, 2008

Form 10-Q for the quarter ended March 31, 2008

Filed May 9, 2008

Proxy Statement on Schedule 14A

Filed April 8, 2008

File No. 1-32331

Foundation Coal Corporation

Form 10-K for the fiscal year ended December 31, 2007

Filed March 19, 2008

Form 10-Q for the quarter ended March 31, 2008

Filed May 15, 2008

File No. 333-120979-49

Dear Ms. Levy:

We are in receipt of the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated July 31, 2008. This letter serves as confirmation that the Commission agreed to extend the date for each of Foundation Coal Holdings, Inc. and Foundation Coal Corporation (collectively “Foundation”) to respond to the comment letter to September 11, 2008.

Per our conversation of yesterday, Foundation requested the additional time because several of the comments require the input, analysis and compilation of data from several sources, including the compensation committee, senior management and other employees. Some of these parties have summer vacation travel plans, an extension allows Foundation to benefit from the input and analysis from each of these parties.

Phone: 410.689.7604    Fax: 410.689.7601    Email: ekatz@foundationcoal.com

Securities and Exchange Commission

August 14, 2008

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Please do not hesitate to contact me at (410) 689-7604 should you have any questions regarding this matter.

Sincerely,

/s/ Edythe C. Katz

Assistant General Counsel

ECK/cls